PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO.7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

JEANETTE K. CHAN
RESIDENT PARTNER AND
CHIEF REPRESENTATIVE

常驻合伙人及首席代表
陈剑音律师

MAIL PROCESSING SECTION
RECEIVED
SEP 05 2007

Rule 12g3-2(b) File No. 82-34792

August 28, 2007

07026659

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

SUPPL

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 9/19

Doc #:BJ1:66343.1

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
July 4, 2007	Announcement with Respect to the Date of Board Meeting
August 15, 2007	Notification with Respect to the Announcement of the Results for the Three Months Ended 30 June, 2007
August 15, 2007	Announcement of the Results for the Three Months Ended 30 June, 2007

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DATE OF BOARD MEETING

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that a Board meeting of the Company will be held on Wednesday, 15 August 2007 for the purpose of, among other matters, approving the interim results and announcement of the Company and its subsidiaries for the six months ended 30 June 2007 and consider the payment of an interim dividend, if any.

By Order of the Board
Ma Huateng
Chairman

4 July 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

MAIL PROCESSING SECTION
RECEIVED
SEP 0 5 2007
209
D.C.

SEC MAIL PROCESSING
RECEIVED
SEP 05 2007
WASH. D.C. 209 SECTION

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTIFICATION

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of Tencent Holdings Limited at www.tencent.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of this matter.

The announcement is available for inspection to the public at no charge at Room 3002, 30th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from 9:30 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:30 p.m., Monday to Friday, from today until 17 September 2007. Copies will be provided upon request at a cost of HK$3.00 per sheet.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 15 August 2007

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2007

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2007. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 05 2007
WASH, D.C.
209

FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2007 AND 31 DECEMBER 2006

	Unaudited 30 June 2007	Audited 31 December 2006
	RMB'000	*RMB'000*
ASSETS		
Non-current assets		
Fixed assets	**739,955**	549,109
Construction in progress	**49,994**	14,462
Leasehold land and land use rights	**9,916**	10,018
Intangible assets	**168,461**	155,587
Held-to-maturity investments	**76,155**	–
Deferred income tax assets	**141,848**	130,522
Available-for-sale financial assets	**59,974**	56,440
	1,246,303	916,138
Current assets		
Inventories	**1,776**	2,466
Accounts receivable	**491,821**	399,337
Prepayments, deposits and other receivables	**193,746**	113,768
Financial assets held for trading	**245,278**	195,907
Held-to-maturity investments	**228,465**	234,261
Term deposits with initial term of over three months	**914,784**	944,375
Cash and cash equivalents	**1,839,775**	1,844,320
	3,915,645	3,734,434
Total assets	**5,161,948**	4,650,572

	Unaudited 30 June 2007 *RMB'000*	Audited 31 December 2006 *RMB'000*
EQUITY		
Shareholders' equity		
Share capital	**194**	192
Share premium	**1,509,906**	1,459,020
Share-based compensation reserve	**158,892**	118,078
Other reserves	**86,469**	80,925
Retained earnings	**2,468,441**	2,059,541
	4,223,902	3,717,756
LIABILITIES		
Non-current liabilities		
Deferred income tax liabilities	**22,337**	16,821
Long term payable	**–**	48,148
	22,337	64,969
Current liabilities		
Accounts payable	**82,836**	38,934
Other payables and accruals	**432,077**	444,387
Current income tax liabilities	**52,282**	47,472
Other tax liabilities	**31,518**	17,715
Deferred revenue	**316,996**	319,339
	915,709	867,847
Total liabilities	**938,046**	932,816
Total equity and liabilities	**5,161,948**	4,650,572
Net current assets	**2,999,936**	2,866,587
Total assets less current liabilities	**4,246,239**	3,782,725

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2007

		Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
		2007	2006	**2007**	2006
	Note	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Revenues					
Internet value-added services		**546,235**	462,260	**1,048,022**	898,798
Mobile and telecommunications value-added services		**206,036**	178,355	**402,580**	341,781
Online advertising		**114,599**	62,972	**188,667**	104,742
Others		**1,146**	1,394	**1,808**	4,965
		868,016	704,981	**1,641,077**	1,350,286
Cost of revenues	5	**(266,041)**	(199,035)	**(503,560)**	(374,728)
Gross profit	2	**601,975**	505,946	**1,137,517**	975,558
Other gains, net	4	**23,315**	21,357	**57,328**	42,893
Selling and marketing expenses	5	**(70,870)**	(74,838)	**(141,080)**	(154,586)
General and administrative expenses	5	**(192,017)**	(142,440)	**(363,994)**	(272,247)
Operating profit	*	**362,403**	310,025	**689,771**	591,618
Finance costs, net	**	**(16,690)**	(6,537)	**(29,195)**	(16,632)
Profit before income tax		**345,713**	303,488	**660,576**	574,986
Income tax expenses	6	**(11,227)**	(35,599)	**(35,921)**	(57,397)
Profit for the period		**334,486**	267,889	**624,655**	517,589

	Note	Unaudited Three months ended 30 June 2007 *RMB'000*	 **2006** ***RMB'000***	Unaudited Six months ended 30 June 2007 *RMB'000*	 **2006** ***RMB'000***
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	7	0.188	**0.151**	0.352	**0.290**
- diluted	7	0.183	**0.147**	0.341	**0.282**

* After deduction of share-based compensation charge amounting to RMB21,622,000 for the three months ended 30 June 2007 (for the three months ended 30 June 2006: RMB19,375,000) and RMB40,409,000 for the six months ended 30 June 2007 (for the six months ended 30 June 2006: RMB33,804,000).

** Included foreign exchange loss of RMB16,160,000 for the three months ended 30 June 2007 (for the three months ended 30 June 2006:RMB3,127,000) and RMB28,136,000 for the six months ended 30 June 2007 (for the six months ended 30 June 2006: RMB13,222,000).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Unaudited						
	Share capital *RMB'000*	**Share premium** *RMB'000*	**Share-based compensation reserve** *RMB'000*	**Capital reserve** *RMB'000*	**Statutory reserves** *RMB'000*	**Retained earnings** *RMB'000*	**Total** *RMB'000*
Balance at 1 January 2007	192	1,459,020	118,078	20,000	60,925	2,059,541	3,717,756
Profit for the period	–	–	–	–	–	624,655	624,655
Employees share option scheme:							
- value of employee services	–	–	40,814	–	–	–	40,814
- proceeds from shares issued	2	50,886	–	–	–	–	50,888
Profit appropriations to statutory reserves	–	–	–	–	5,544	(5,544)	–
Dividend relating to 2006	–	–	–	–	–	(210,211)	(210,211)
Balance at 30 June 2007	194	1,509,906	158,892	20,000	66,469	2,468,441	4,223,902

	Unaudited						
	Share capital *RMB'000*	Share premium *RMB'000*	Share-based compensation reserve *RMB'000*	Capital reserve *RMB'000*	Statutory reserves *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*
Balance at 1 January 2006	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413
Profit for the period	–	–	–	–	–	517,589	517,589
Employees share option scheme:							
- value of employee services	–	–	33,804	–	–	–	33,804
- proceeds from shares issued	1	14,948	–	–	–	–	14,949
Repurchase and cancellation of shares	(2)	(241,076)	–	–	–	–	(241,078)
Profit appropriations to statutory reserves	–	–	–	–	14,316	(14,316)	–
Dividend relating to 2005	–	–	–	–	–	(145,402)	(145,402)
Balance at 30 June 2006	191	1,439,916	73,913	20,000	60,925	1,513,330	3,108,275

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Unaudited Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Net cash flows from operating activities	**507,239**	683,999
Net cash flows used in investing activities	**(340,014)**	(421,277)
Net cash flows used in financing activities	**(159,323)**	(371,531)
Increase / (decrease) in cash and cash equivalents	**7,902**	(108,809)
Cash and cash equivalents at beginning of period	**1,844,320**	1,576,044
Exchange losses on cash and cash equivalents	**(12,447)**	(8,502)
Cash and cash equivalents at end of period	**1,839,775**	1,458,733
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**978,389**	948,185
Short-term highly liquid investments with initial term of three months or less	**861,386**	510,548
	1,839,775	1,458,733

Note:

1 General information

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 June 2007 and related condensed consolidated income statement for the three and six months ended 30 June 2007, and condensed consolidated statements of changes in shareholders' equity and cash flow for the six months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2006 (the "2006 Financial Statements") as set out in the 2006 annual report of the Company dated 21 March 2007.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2006 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets held for trading.

Assessment and adoption of new IFRS, interpretations and amendments

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the financial year ending 31 December 2007:

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosure
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 1 (Amendment) requires an entity to disclose the information that enables users of its financial statements to evaluate the entity's objectives, policies and process of managing capital. The Group has made the related disclosure information in these Interim Financial Statements;

2) IFRS 7 introduces new disclosures relating to financial instruments and the Group has made the related disclosure information in these Interim Financial Statements;

3) IFRIC 7 is not relevant to the Group's operations; and

4) IFRIC 8, IFRIC 9 and IFRIC 10 did not have a significant impact on the Group's financial statements.

2 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2007 and 2006 are presented as follows:

	Unaudited Three months ended 30 June 2007				
	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	546,235	206,036	114,599	1,146	868,016
Gross profit/(loss)	400,480	129,766	78,829	(7,100)	601,975
Other gains, net					23,315
Selling and marketing expenses					(70,870)
General and administrative expenses					(192,017)
Operating profit					362,403
Finance costs, net					(16,690)
Profit before income tax					345,713
Income tax expenses					(11,227)
Profit for the period					334,486

	Unaudited Three months ended 30 June 2006 Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	462,260	178,355	62,972	1,394	704,981
Gross profit/(loss)	356,451	112,581	41,376	(4,462)	505,946
Other gains, net					21,357
Selling and marketing expenses					(74,838)
General and administrative expenses					(142,440)
Operating profit					310,025
Finance costs, net					(6,537)
Profit before income tax					303,488
Income tax expenses					(35,599)
Profit for the period					267,889

	Unaudited **Six months ended 30 June 2007** **Internet value-added services** ***RMB'000***	**Mobile and telecommunications value-added services** ***RMB'000***	**Online advertising** ***RMB'000***	**Others** ***RMB'000***	**Total** ***RMB'000***
Revenues	**1,048,022**	**402,580**	**188,667**	**1,808**	**1,641,077**
Gross profit/(loss)	**779,242**	**248,817**	**123,016**	**(13,558)**	**1,137,517**
Other gains, net					**57,328**
Selling and marketing expenses					**(141,080)**
General and administrative expenses					**(363,994)**
Operating profit					**689,771**
Finance costs, net					**(29,195)**
Profit before income tax					**660,576**
Income tax expenses					**(35,921)**
Profit for the period					**624,655**

	Unaudited Six months ended 30 June 2006				
	Internet value-added services *RMB'000*	Mobile and telecommunications value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	898,798	341,781	104,742	4,965	1,350,286
Gross profit/(loss)	698,306	216,566	66,380	(5,694)	975,558
Other gains, net					42,893
Selling and marketing expenses					(154,586)
General and administrative expenses					(272,247)
Operating profit					591,618
Finance costs, net					(16,632)
Profit before income tax					574,986
Income tax expenses					(57,397)
Profit for the period					517,589

3 Share options

(a) *Share option schemes*

The Company adopted share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) *Pre-IPO Share Option Scheme (the "Pre-IPO Option")*

The Pre-IPO Option was adopted by the Company on 27 July 2001. As at the listing date of the Company on 16 June 2004, all options under the Pre-IPO Option had been granted.

(ii) *Post-IPO Share Option Scheme I (the "Post-IPO Option I")*

On 24 March 2004, the Company adopted the Post-IPO Option I. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option I. The Post-IPO Option I has been terminated upon the adoption of the new share option scheme mentioned below.

(iii) *Post-IPO Share Option Scheme II (the "Post-IPO Option II")*

On 16 May 2007, the Company adopted the Post-IPO Option II. The Board may, in its absolute discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option II shall be valid and effective for a period of 10 years commencing after its date of adoption.

The maximum number of the shares in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date of shareholders' approval of the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option II will be expired in any event not later than the last day of the seven-year period after the date of grant of options (subject to early termination as set out in the Post-IPO Option II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option II and any other share options schemes of the Company (including Pre-IPO Option and Post-IPO Option I) must not in aggregate exceed 30% of the issued shares from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of the issued shares from time to time unless such grant has been duly approved by ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

(b) ***Movements in share options***

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option		Post-IPO Option I		Post-IPO Option II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2006	USD0.0933	31,574,357	HKD6.1627	51,293,646	–	–	82,868,003
Granted	–	–	HKD11.5500	10,950,000	–	–	10,950,000
Exercised	USD0.0852	(8,233,043)	HKD4.2807	(2,069,812)	–	–	(10,302,855)
Lapsed	USD0.1967	(156,940)	HKD4.7605	(1,408,776)	–	–	(1,565,716)
At 30 June 2006	USD0.0955	23,184,374	HKD7.2664	58,765,058	–	–	81,949,432
At 1 January 2007	**USD0.1010**	**19,006,964**	**HKD8.4787**	**62,362,775**	**–**	**–**	**81,369,739**
Granted	**–**	**–**	**HKD25.2600**	**3,110,000**	**HKD31.7954**	**10,686,640**	**13,796,640**
Exercised	**USD0.1044**	**(6,790,610)**	**HKD6.4884**	**(7,048,115)**	**–**	**–**	**(13,838,725)**
Lapsed	**USD0.1967**	**(274,424)**	**HKD7.6101**	**(692,999)**	**–**	**–**	**(967,423)**
At 30 June 2007	**USD0.0968**	**11,941,930**	**HKD9.6361**	**57,731,661**	**HKD31.7954**	**10,686,640**	**80,360,231**

During the six months ended 30 June 2007, 1,000,000 options were granted to an executive director of the Company and a total of 300,000 options were granted to the independent directors of the Company (for the six months ended 30 June 2006: Nil).

Of 80,360,231 options outstanding as at 30 June 2007 (30 June 2006: 81,949,432 options), 17,604,048 options (30 June 2006: 21,470,156 options) were exercisable.

Options exercised during the six months ended 30 June 2007 resulted in 13,838,725 ordinary shares issued. The weighted average price of the shares at the time these options were exercised during the six months ended 30 June 2007 was HKD29.23 (equivalent to approximately RMB28.92) per share.

4 Other gains, net

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Interest income	**22,070**	18,302	**42,052**	35,637
Fair value (losses)/gains on financial assets held for trading	**(1,308)**	3,055	**730**	7,256
Government subsidies	**1,782**	–	**13,258**	–
Others	**771**	–	**1,288**	–
	23,315	21,357	**57,328**	42,893

5 Expenses by nature

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefits expenses (Note)	**163,881**	144,758	**319,114**	270,635
Mobile and telecom charges and bandwidth and server custody fees	**154,421**	113,214	**257,956**	211,900
Promotion and advertising expenses	**38,438**	40,650	**75,688**	82,905
Depreciation of fixed assets (Note)	**34,352**	25,588	**65,550**	47,597
Travelling and entertainment expenses	**19,877**	17,607	**38,843**	35,433
Operating lease rentals in respect of office buildings	**19,732**	9,123	**34,338**	15,984
Amortisation of intangible assets	**11,204**	6,773	**18,201**	12,016
Value-added tax paid upon transfer of software within the Group	**2,250**	–	**2,250**	1,500
Other expenses	**84,773**	58,600	**196,694**	123,591
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**528,928**	416,313	**1,008,634**	801,561

Note: Research and development expenses were RMB82,971,000 and RMB163,100,000 for the three and six months ended 30 June 2007 (for the three and six months ended 30 June 2006: RMB72,356,000 and RMB135,276,000), respectively. The expenses included employee benefit expenses of approximately RMB68,402,000 and depreciation of fixed assets of approximately RMB13,328,000 for the three months ended 30 June 2007 (for the three months ended 30 June 2006: RMB61,241,000 and RMB9,449,000, respectively) and employee benefit expenses of RMB134,902,000 and depreciation of fixed assets of RMB25,202,000 for the six months ended 30 June 2007 (for the six months ended 30 June 2006: RMB113,164,000 and RMB17,963,000, respectively).

The Group did not capitalise any research and development expenses for the three and six months ended 30 June 2007 (for the three and six months ended 30 June 2006: Nil).

6 Income tax expenses

(i) *Cayman Islands and British Virgin Islands Profits Tax*

The Group has not been subject to any taxation in these jurisdictions for the three and six months ended 30 June 2007 and 2006, respectively.

(ii) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and six months ended 30 June 2007 and 2006, respectively.

(iii) *PRC Enterprise Income Tax*

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group established in the PRC for the three and six months ended 30 June 2007 and 2006, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Subsidiaries established in the Shenzhen Special Economic Zone and Beijing High Technology Zone of the PRC are subject to EIT at a rate of 15%. A subsidiary established in Nanjing of the PRC is subject to EIT at a rate of 33%.

The taxation charges of the Group for the three and six months ended 30 June 2007 and 2006 are analysed as follows:

	Unaudited Three months ended 30 June		**Unaudited Six months ended 30 June**	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**29,878**	24,830	**42,591**	47,476
Deferred tax	**(18,651)**	10,769	**(6,670)**	9,921
	11,227	35,599	**35,921**	57,397

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before income tax	**345,713**	303,488	**660,576**	574,986
Tax calculated at a tax rate of 15%	**51,857**	45,523	**99,086**	86,248
Effects of different tax rates available to different companies of the Group	**2,837**	6,182	**4,522**	10,734
Effects of tax holiday on assessable profit of subsidiaries	**(38,367)**	(23,854)	**(74,836)**	(52,764)
Expenses not deductible for tax purposes	**2,295**	7,748	**8,553**	13,179
Utilisation of previously unrecognised deferred tax assets	**(12,162)**	–	**(6,648)**	–
Unrecognised tax assets	**4,767**	–	**5,244**	–
Tax charge	**11,227**	35,599	**35,921**	57,397

7 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profits for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	**2007**	2006
Profit attributable to the equity holders of the Company for the period (RMB'000)	**334,486**	267,889	**624,655**	517,589
Weighted average number of ordinary shares in issue (thousand shares)	**1,779,162**	1,771,006	**1,775,764**	1,781,989
Basic EPS (RMB per share)	**0.188**	0.151	**0.352**	0.290

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	**2007**	2006
Profit attributable to the equity holders of the Company for the period (RMB'000)	**334,486**	267,889	**624,655**	517,589
Weighted average number of ordinary shares in issue (thousand shares)	**1,779,162**	1,771,006	**1,775,764**	1,781,989
Adjustments for share options (thousand shares)	**53,536**	56,093	**56,064**	52,840
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	**1,832,698**	1,827,099	**1,831,828**	1,834,829
Diluted EPS (RMB per share)	**0.183**	0.147	**0.341**	0.282

8 **Dividends**

A final dividend for 2006 of HKD0.12 per share, totalling approximately HKD213,369,000 (equivalent to RMB210,211,000) (final dividend for 2005: HKD140,635,000 (equivalent to RMB145,402,000)) was proposed pursuant to a resolution passed by the Board on 21 March 2007 and was approved by the shareholders in the annual general meeting held on 16 May 2007. Such dividends had been paid as at 30 June 2007.

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 June 2007	For the 16-day period ended 31 March 2007	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	**647.1**	597.9	8.2%
Active user accounts (at end of period)	**273.2**	253.7	7.7%
Peak simultaneous online user accounts (for the quarter)	**28.9**	28.5	1.4%
Average daily user hours	**439.1**	388.9	12.9%
Average daily messages(1)	**4,149.4**	3,572.0	16.2%
Fee-based Internet value-added services registered subscriptions (at end of period)	**17.5**	15.0	16.7%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)(2)	**9.6**	10.2	(5.9%)

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform continued to grow in the second quarter of 2007. Registered IM user accounts, active user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages increased in the second quarter of 2007 as a result of continued growth in the Internet market in China, and through enhancements in our service features and functions. Our fee-based registered subscriptions for Internet value-added services, particularly for Qzone, increased as users positively responded to the various enhancements in our products and services. In addition, the number of fee-based registered subscriptions for Internet value-added services was also positively affected as we added monthly-fee subscription model to some of our Internet value-added services, such as QQ Pet, that were previously offered only on a per-item-sale basis. Fee-based registered subscriptions for our mobile and telecommunications value-added services, however, decreased as we stepped up the cleaning-up of delinquent

customer accounts and as we implemented stricter measures to enhance account security. Specifically, in June 2007, we enhanced our authentication system which enables us to better identify and reject subscription applicants and existing subscribers who could potentially present fee collection or other problems.

FINANCIAL PERFORMANCE HIGHLIGHTS

First Half of 2007

The following table sets forth the figures for the first half of 2007 and the first half of 2006:

	Unaudited Six months ended 30 June 2007	30 June 2006
	(RMB in thousands)	
Revenues	**1,641,077**	1,350,286
Cost of revenues	**(503,560)**	(374,728)
Gross profit	**1,137,517**	975,558
Other gains, net	**57,328**	42,893
Selling and marketing expenses	**(141,080)**	(154,586)
General and administrative expenses	**(363,994)**	(272,247)
Operating profit	**689,771**	591,618
Finance costs, net	**(29,195)**	(16,632)
Profit before income tax	**660,576**	574,986
Income tax expenses	**(35,921)**	(57,397)
Profit for the period	**624,655**	517,589

Revenues. Revenues increased by 21.5% to RMB1,641.1 million for the first half of 2007 from RMB1,350.3 million for the first half of 2006.

	Six months ended			
	30 June 2007		30 June 2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**1,048,022**	**63.9%**	898,798	66.6%
Mobile and telecommunications value-added services	**402,580**	**24.5%**	341,781	25.3%
Online advertising	**188,667**	**11.5%**	104,742	7.8%
Others	**1,808**	**0.1%**	4,965	0.3%
Total revenues	**1,641,077**	**100.0%**	1,350,286	100.0%

Cost of revenues. Cost of revenues increased by 34.4% to RMB503.6 million for the first half of 2007 from RMB374.7 million for the first half of 2006.

	Six months ended			
	30 June 2007		30 June 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**268,780**	**25.6%**	200,492	22.3%
Mobile and telecommunications value-added services	**153,763**	**38.2%**	125,215	36.6%
Online advertising	**65,651**	**34.8%**	38,362	36.6%
Others	**15,366**	**849.9%**	10,659	214.7%
Total cost of revenues	**503,560**		374,728	

Second Quarter of 2007

Our unaudited consolidated revenues for the second quarter of 2007 were RMB868.0 million, an increase of 23.1% over the same period in 2006 and an increase of 12.3% from the first quarter of 2007.

Revenues from our Internet value-added services for the second quarter of 2007 were RMB546.2 million, an increase of 18.2% over the same period in 2006 and an increase of 8.9% from the first quarter of 2007.

Revenues from our mobile and telecommunications value-added services for the second quarter of 2007 were RMB206.0 million, an increase of 15.5% over the same period in 2006 and an increase of 4.8% from the first quarter of 2007.

Revenues from online advertising for the second quarter of 2007 were RMB114.6 million, an increase of 82.0% over the same period in 2006 and an increase of 54.7% from the first quarter of 2007.

Cost of revenues for the second quarter of 2007 were RMB266.0 million, an increase of 33.7% over the same period in 2006 and an increase of 12.0% from the first quarter of 2007.

Selling and marketing expenses for the second quarter of 2007 were RMB70.9 million, a decrease of 5.3% over the same period in 2006 and an increase of 0.9% from the first quarter of 2007.

General and administrative expenses for the second quarter of 2007 were RMB192.0 million, an increase of 34.8% over the same period in 2006 and an increase of 11.7% from the first quarter of 2007.

Operating profit for the second quarter of 2007 was RMB362.4 million, representing an increase of 16.9% over the same period in 2006 and an increase of 10.7% from the first quarter of 2007. As a percentage of revenues, operating profit accounted for 41.8% of total revenues for the second quarter of 2007, compared to 44.0% for the same period of 2006 and 42.3% for the first quarter of 2007.

Profit for the second quarter of 2007 was RMB334.5 million, representing an increase of 24.9% from the same period in 2006 and an increase of 15.3% from the first quarter of 2007. As a percentage of revenues, profit for the period accounted for 38.5% of total revenues for the second quarter of 2007, compared to 38.0% for the same period of 2006 and 37.5% for the first quarter of 2007.

Second Quarter of 2007 Compared to First Quarter of 2007

The following table sets forth the comparative figures for the second quarter of 2007 and the first quarter of 2007:

	Unaudited	
	Three months ended	
	30 June 2007	31 March 2007
	(RMB in thousands)	
Revenues	**868,016**	773,061
Cost of revenues	**(266,041)**	(237,519)
Gross profit	**601,975**	535,542
Other gains, net	**23,315**	34,013
Selling and marketing expenses	**(70,870)**	(70,210)
General and administrative expenses	**(192,017)**	(171,977)
Operating profit	**362,403**	327,368
Finance costs, net	**(16,690)**	(12,505)
Profit before income tax	**345,713**	314,863
Income tax expenses	**(11,227)**	(24,694)
Profit for the period	**334,486**	290,169

Revenues. Revenues increased by 12.3% to RMB868.0 million for the second quarter of 2007 from RMB773.1 million for the first quarter of 2007. The following table sets forth our revenues by line of business for the second quarter of 2007 and the first quarter of 2007:

	Three months ended			
	30 June 2007		31 March 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**546,235**	**62.9%**	501,787	64.9%
Mobile and telecommunications value-added services	**206,036**	**23.8%**	196,544	25.4%
Online advertising	**114,599**	**13.2%**	74,068	9.6%
Others	**1,146**	**0.1%**	662	0.1%
Total revenues	**868,016**	**100.0%**	773,061	100.0%

Revenues from our Internet value-added services increased by 8.9% to RMB546.2 million for the second quarter of 2007 from RMB501.8 million for the first quarter of 2007. The increase reflected the continuing growth in revenues from our online identity business, particularly Qzone, as a result of continued growth in the number of users for the service. The growth in online gaming, due to the growth of the QQ game portal and the co-launch of QQ Huaxia with one of our investee companies in May 2007, also contributed to the increased revenues. Premium QQ business also saw positive growth, as we continued to enhance user loyalty and bundled functionalities and as we increased our cross-marketing efforts. The increase was partially offset by decreases in revenues from QQ Show, which is a mature product awaiting the release of version upgrades.

Revenues from our mobile and telecommunications value-added services increased by 4.8% to RMB206.0 million for the second quarter of 2007 from RMB196.5 million for the first quarter of 2007. This increase reflected increased revenues as we bundled SMS and other value-added services into a value package which generated higher average revenue per user. The increase in revenues was partially offset by a decrease in revenues relating to our mobile voice value-added services due to a decrease in music-related revenue and a decrease in revenues relating to our 2.5G business as we decreased promotion activities for these services in response to stricter regulations and guidelines in the form of content control, confirmation of existing user subscriptions and traffic cost notifications for WAP usage.

Revenues from online advertising increased by 54.7% to RMB114.6 million for the second quarter of 2007 from RMB74.1 million for the first quarter of 2007, mainly reflecting the seasonal impact of the second quarter of each year having stronger sales compared to the first quarter of each year. In addition, our expanded online advertising team and our stronger relationships with leading advertisers and advertising agencies have enabled us to build an integrated online platform to grow our advertising revenue.

Cost of revenues. Cost of revenues increased by 12.0% to RMB266.0 million for the second quarter of 2007 from RMB237.5 million for the first quarter of 2007. The increase principally reflected the increase in telecommunications operators' revenue share, bandwidth and server custody costs, equipment depreciation costs and content sharing costs as we expanded our business volume. As a percentage of revenues, cost of revenues slightly decreased to 30.6% for the second quarter of 2007 from 30.7% for the first quarter of 2007. The following table sets forth our cost of revenues by line of business for the second quarter of 2007 and the first quarter of 2007:

	Three months ended			
	30 June 2007		31 March 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**145,755**	**26.7%**	123,025	24.5%
Mobile and telecommunications value-added services	**76,270**	**37.0%**	77,493	39.4%
Online advertising	**35,770**	**31.2%**	29,881	40.3%
Others	**8,246**	**719.5%**	7,120	1,075.5%
Total cost of revenues	**266,041**		237,519	

Cost of revenues for our Internet value-added services increased by 18.5% to RMB145.8 million for the second quarter of 2007 from RMB123.0 million for the first quarter of 2007. As the volume of our Internet value-added services increased, we recognized higher amounts of telecommunications operators' revenue share. We also recognized higher expenses associated with our bandwidth capacity and servers and depreciation in our equipment as we supported more bandwidth intensive services, such as Qzone and online games. Higher revenue sharing costs and content subscription costs mainly reflected the increase in our business volume.

Cost of revenues for our mobile and telecommunications value-added services decreased by 1.6% to RMB76.3 million for the second quarter of 2007 from RMB77.5 million for the first quarter of 2007. Imbalance fees that relate to the number of messages originating from our platform exceeding the number of messages originating from mobile network platform decreased despite higher revenues from our mobile and telecommunications value-added services as we reduced the number of promotional messages. The decrease was partially offset by an increase in content sharing costs.

Cost of revenues for our online advertising increased by 19.7% to RMB35.8 million for the second quarter of 2007 from RMB29.9 million for the first quarter of 2007. The higher amount of sales commission paid to advertising agencies corresponding to increased advertising sales in the second quarter of 2007 contributed to the higher costs of our online advertising business. The increase also reflected higher expenses associated with our bandwidth capacity and servers as we offered more bandwidth intensive services and enhanced the capacity of our online advertising platform. Staff costs rose as well to support the increase in business volume.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains/(losses) on financial instruments and financial subsidies from government. Other gains decreased by 31.5% to RMB23.3 million for the second quarter of 2007 from RMB34.0 million for the first quarter of 2007. We received RMB1.8 million in financial subsidies from local governments in the second quarter of 2007, compared to RMB11.5 million of financial subsidies received in the first quarter of 2007.

Selling and marketing expenses. Selling and marketing expenses increased by 0.9% to RMB70.9 million for the second quarter of 2007 from RMB70.2 million for the first quarter of 2007. The increase was mainly attributable to increased promotion and advertising expenses reflecting the general seasonal trend. Travel and entertainment expenses and staff costs also increased in the second quarter of 2007. As a percentage of revenues, selling and marketing expenses decreased to 8.2% in the second quarter of 2007 from 9.1% in the first quarter of 2007.

General and administrative expenses. General and administrative expenses increased by 11.7% to RMB192.0 million for the second quarter of 2007 from RMB172.0 million for the first quarter of 2007. The increase mainly reflected the cost of leasing additional office space in Shenzhen beginning from April 2007, and other office related expenses. General administrative staff costs and research and development related staff costs also increased to support our growing business. In addition, we recognized RMB2.3 million of net value-added tax relating to the sales of software

and technology among group companies in the second quarter of 2007, while no such expense was recognized in the first quarter of 2007. As a percentage of revenues, general and administrative expenses slightly decreased to 22.1% in the second quarter of 2007 from 22.2% in the first quarter of 2007.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. Finance costs increased by 33.5% to RMB16.7 million for the second quarter of 2007 from RMB12.5 million for the first quarter of 2007. The increase in finance costs recorded was mainly due to the larger foreign exchange loss attributable to our US dollar-denominated cash and investments. A significant portion of our cash and investments is subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses.

Income tax expenses. Income tax expenses decreased by 54.5% to RMB11.2 million for the second quarter of 2007 from RMB24.7 million for the first quarter of 2007. Income tax expenses decreased in the second quarter of 2007 despite our recording of higher operating profit as we recorded deferred tax assets of RMB28.2 million in the second quarter of 2007 relating to the intra-group sales of self-developed software and technology, while no such deferred tax assets were recorded in the first quarter of 2007.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 15.3% to RMB334.5 million for the second quarter of 2007 from RMB290.2 million for the first quarter of 2007. Profit margin improved to 38.5% for the second quarter of 2007 from 37.5% for the first quarter of 2007.

Second Quarter of 2007 Compared to Second Quarter of 2006

The following table sets forth the comparative figures for the second quarter of 2007 and the second quarter of 2006:

	Three months ended	
	30 June 2007	30 June 2006
	(RMB in thousands)	
Revenues	**868,016**	704,981
Cost of revenues	**(266,041)**	(199,035)
Gross profit	**601,975**	505,946
Other gains, net	**23,315**	21,357
Selling and marketing expenses	**(70,870)**	(74,838)
General and administrative expenses	**(192,017)**	(142,440)
Operating profit	**362,403**	310,025
Finance costs, net	**(16,690)**	(6,537)
Profit before income tax	**345,713**	303,488
Income tax expenses	**(11,227)**	(35,599)
Profit for the period	**334,486**	267,889

Revenues. Revenues increased by 23.1% to RMB868.0 million for the second quarter of 2007 from RMB705.0 million for the second quarter of 2006, as a result of a significant increase in revenues from Internet value-added services and online advertising business. The following table sets forth our revenues by line of business for the second quarter of 2007 and the second quarter of 2006:

	Three months ended			
	30 June 2007		30 June 2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**546,235**	**62.9%**	462,260	65.6%
Mobile and telecommunications value-added services	**206,036**	**23.8%**	178,355	25.3%
Online advertising	**114,599**	**13.2%**	62,972	8.9%
Others	**1,146**	**0.1%**	1,394	0.2%
Total revenues	**868,016**	**100.0%**	704,981	100.0%

Revenues from our Internet value-added services increased by 18.2% to RMB546.2 million for the second quarter of 2007 from RMB462.3 million for the second quarter of 2006. Revenues from our various online identity and community services increased as we enhanced the functionalities and features of our products, particularly Qzone, which attracted more users. In addition, revenues from our Premium QQ services also increased as we bundled some of our other value-added services such as QQ Magic, E-cards, self-defined personal icons and QQ Ring into our service package in April of 2006. These increases were partially offset by a decrease in revenue from QQ Show as the product matured, a decrease in revenue from QQ Game Portal as we scaled back certain monetization to grow users, and a decrease in QQ Fantasy as the product matured.

Revenues from our mobile and telecommunications value-added services increased by 15.5% to RMB206.0 million for the second quarter of 2007 from RMB178.4 million for the second quarter of 2006. This increase mainly reflected increased SMS revenues as we enhanced the functionalities of our products and as we bundled SMS and other value-added services into a value package which generated higher average revenue per user. The increase was partially offset by the negative impact of the policy changes with respect to wireless value-added services since the third quarter of 2006.

Revenues from online advertising increased by 82.0% to RMB114.6 million for the second quarter of 2007 from RMB63.0 million for the second quarter of 2006. The increase in revenues reflected our growing customer base and increased prices, particularly for the advertising embedded in our IM services. In addition, we have had increased opportunities to provide "in-game" advertising services.

Cost of revenues. Cost of revenues increased by 33.7% to RMB266.0 million for the second quarter of 2007 from RMB199.0 million for the second quarter of 2006. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth intensive services. In addition, staff costs increased as we increased the number of employees to support our various services and products and the amount of telecommunications operators' revenue share increased as our business volume increased. As a percentage of revenues, cost of revenues increased to 30.6% in the second quarter of 2007 from 28.2% in the second quarter of 2006. The following table sets forth our cost of revenues by line of business for the second quarter of 2007 and the second quarter of 2006:

	Three months ended			
	30 June 2007		30 June 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**145,755**	**26.7%**	105,809	22.9%
Mobile and telecommunications value-added services	**76,270**	**37.0%**	65,774	36.9%
Online advertising	**35,770**	**31.2%**	21,596	34.3%
Others	**8,246**	**719.5%**	5,856	420.1%
Total cost of revenues	**266,041**		199,035	

Cost of revenues for our Internet value-added services increased by 37.8% to RMB145.8 million for the second quarter of 2007 from RMB105.8 million for the second quarter of 2006. The increase mainly reflected additional expenses incurred to support more bandwidth intensive services, such as Qzone and online games. Telecommunications operators' revenue share and sharing and subscription costs also increased as we increased the business volume of our Internet value-added services.

Cost of revenues for our mobile and telecommunications value-added services increased by 16.0% to RMB76.3 million for the second quarter of 2007 from RMB65.8 million for the second quarter of 2006. The increase was due mainly to increased telecommunications operators' revenue share corresponding to the increase in our mobile and telecommunications value-added services.

Cost of revenues for our online advertising increased by 65.6% to RMB35.8 million for the second quarter of 2007 from RMB21.6 million for the second quarter of 2006. The increase mainly reflected higher commissions paid to agencies as a result of an increase in advertisement placements and increased reliance on advertising agencies. In addition, we had higher expenses associated with our bandwidth capacity and servers as we offered more bandwidth intensive services and enhanced the capacity of our online advertising platform.

Other gains, net. We recorded other gains of RMB23.3 million for the second quarter of 2007 compared to RMB21.4 million for the second quarter of 2006. The increase mainly reflected the increased interest income.

Selling and marketing expenses. Selling and marketing expenses decreased by 5.3% to RMB70.9 million for the second quarter of 2007 from RMB74.8 million for the second quarter of 2006. The decrease principally reflected the decrease in promotion and advertising expenses and staff costs due to tighter cost control.

General and administrative expenses. General and administrative expenses increased by 34.8% to RMB192.0 million for the second quarter of 2007 from RMB142.4 million for the second quarter of 2006. The increase primarily reflected the increase in staff costs as a result of a higher number of staff employed to support our business expansion, and increased salaries. Research and development costs also increased as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. We also had additional office leasing expenses as we expanded our office space.

Finance costs, net. We recorded finance costs of RMB16.7 million for the second quarter of 2007 compared to RMB6.5 million for the second quarter of 2006. The increase in finance costs recorded was mainly due to the foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi.

Income tax expenses. Income tax expenses decreased by 68.5% to RMB11.2 million for the second quarter of 2007 from RMB35.6 million for the second quarter of 2006. Income tax expenses decreased in the second quarter of 2007 compared to the second quarter of 2006 despite our recording higher operating profit in the second quarter of 2007 as we recorded deferred tax assets of RMB28.2 million in the second quarter of 2007 relating to the intra-group sales of self-developed software and technology, while no such deferred tax assets were recorded in the second quarter of 2006.

Profit for the period. Profit for the period increased by 24.9% to RMB334.5 million for the second quarter of 2007 from RMB267.9 million for the second quarter of 2006. Profit margin was 38.5% for the second quarter of 2007 compared to 38.0% for the second quarter of 2006.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2007 and 31 March 2007, we had the following major financial resources in the form of cash and investments:

	Unaudited	
	30 June 2007	31 March 2007
	(RMB in thousands)	
Cash and cash equivalents	1,839,775	1,690,570
Term deposits with initial term of over three months	914,784	1,092,633
Financial assets held for trading	245,278	294,018
Held-to-maturity investments	304,620	309,368
Total	3,304,457	3,386,589

A large portion of our financial resources represent non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 June 2007.

BUSINESS OUTLOOK

In the second quarter of 2007, our diversified business portfolio generated solid financial performance. While certain Internet value-added services, such as QQ Show and some online games, declined due to product maturity and weaker seasonality compared to the first quarter, revenues from other services increased to generate overall quarter-on-quarter growth. In particular, advertising revenue increased significantly due to stronger seasonality. Qzone and QQ Game Portal revenues also increased due to more usage and better monetization. As we step into the summer season, we expect some of our entertainment-related Internet value-added services to benefit from the summer school holidays as students will have more time to spend online while its wireless value-added services will face pressure as regulatory environment becomes more challenging.

In our IM platform, we have continued our account security enhancement and anti-spamming efforts. These efforts have resulted in a securer and healthier environment for our users. At the same time, we have also been working to enhance its performance, basic functionalities and integration with our other Internet services such as Qzone and QQ Mail. As a result of these initiatives, we have witnessed healthy growth in our IM user metrics, which is continuing into the summer season.

Our QQ.com portal platform also generated solid growth in terms of pageviews, driven by growth in our Qzone, entertainment, news, sports and lady channels. Our branding program to enhance the recognition and profile of QQ.com was well underway with our QQ.com advertisements being placed in strategic outdoor locations across Beijing and Shanghai. In addition, we continued to be involved in high profile events to showcase our brand. For example, in April, we were selected as the exclusive Internet media partner to Boao Forum, a high profile economic forum held in Hainan. Stepping into July, we have announced our comprehensive reporting program for the 2008 Beijing Olympic Games. We believe our investments in branding and contents of QQ.com are beginning to pay off as demonstrated in the growth of both our traffic and advertising revenue.

In our community oriented Internet value-added services, Qzone continued to grow in terms of usage and monetization. We have also introduced new applications such as Celebrity Qzone on this platform, which has generated encouraging response from both celebrities and our general users. Going forward, we will continue to improve the speed and performance of the service, as well as introduce more applications to provide richer experience to the large Qzone user base. In terms of QQ Show, we are on track to introduce beta tests of its product upgrade for the third quarter. In light of the tight integration between QQ and QQ Show, we plan to run the beta tests cautiously and for more extended period of time than our normal services. For QQ Pet, we have been working on a new pet, the Piggy, for introduction in the second half of the year, which we believe will add variety to our online pet service.

In the area of online gaming Internet value-added services, QQ Game was relatively flat in terms of concurrent users, but monetization improved as we introduced more functionalities such as richer in-game avatars. In MMOG, revenue from QQ Fantasy continued to decline due to aging and competition from new titles. We have started to sell items in addition to collecting time-based charges, which helped to somewhat mitigate the decline in revenue. Going forward, we plan to convert the revenue model of the game into more item-based one. During the second quarter, we co-launched QQ Huaxia, a hard-core MMOG, along with SZ Domain, an investee company of ours. We have also launched our self-developed light MMOG QQ San Guo in July. We expect these two games to generate incremental revenue for us in the third quarter. In advanced casual game, our existing games suffered from a weak season and lack

of upgrades. We are currently planning to launch two advanced casual games, one licensed and one self-developed, toward the fourth quarter of this year. We are also working to further strengthen our pipeline through self-development and licensing from third-party studios.

In our mobile and telecommunication value-added services, we continued to face increasingly challenging industry environment as more restrictions were introduced by regulators and operators to limit promotional activities and content. In response, we have been bundling our services into more valuable subscription packages in order to increase user loyalty and attract new users. On 1 July 2007, Fetion QQ, a mobile chat service we developed jointly with China Mobile's Fetion mobile IM platform, was launched as scheduled. We are working hard to transfer our Mobile QQ users to Fetion QQ smoothly, aiming to reduce the loss of users in such transition. We expect our mobile and telecommunication value-added service to face increasing revenue pressure in the coming quarters. On a more positive note, our wireless WAP portal has seen continued growth as a result of general industry growth and our efforts to improve its content.

In our online advertising business, we experienced strong quarterly growth due to favorable seasonality and better execution of our advertising sales team. We believe there is still significant untapped potential for us to increase the monetization of our large user base and leading Internet assets through advertising over the long run. We will be focusing on building our sales team, our relationship with key customers and channel partners, and our technology platform to deliver better and more effective online advertising solutions to our customers.

Employee and Remuneration Policies

As at 30 June 2007, the Group had 3,296 employees (30 June 2006: 2,443), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs, and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost (including capitalized remuneration cost) incurred by the Group for the six months ended 30 June 2007 was RMB 321.3 million (30 June 2006: RMB270.6 million).

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2007.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three and six months ended 30 June 2007.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2006 annual report of the Company which was the position as at 31 December 2006, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2007, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate, and inform shareholders accordingly.

Appreciation

Last but not least, I would like to express my deepest gratitude to our staff for their contribution, commitment and hard work and to our Board for its guidance and support throughout the period. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 15 August 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

END